Exhibit 12 TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES For the Nine Months ended September 30, 2004 (Dollars in Thousands)

EARNINGS:
Income before income taxes and minority interest	$169,380
Add (Deduct):
Earnings on Equity Method Investments	(52,741)
Distributions from Unconsolidated Entities	23,718
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(6,401)

133,956
Add fixed charges:
Consolidated interest expense	147,378
Interest Portion (1/3) of Consolidated Rent Expense	20,705

$302,039

FIXED CHARGES:
Consolidated interest expense	$147,378
Interest Portion (1/3) of Consolidated Rent Expense	20,705

$168,083

RATIO OF EARNINGS TO FIXED CHARGES	1.80

Tax-Effected Preferred Dividends	$225
Fixed Charges	168,083

Fixed Charges and Preferred Dividends	$168,308

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.79